Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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Direct Dial Number (212) 455-3675	E-mail Address lmeyerson@stblaw.com

May 16, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MoneyGram International, Inc.

Definitive Additional Soliciting Materials on Schedule 14A

Filed on May 12, 2017

by Matrix Acquisition Corp. and its parent companies

File No. 001-31950

Dear Ms. Mills-Apenteng:

On behalf of Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial Services Group”) and its subsidiaries Alipay (UK) Limited (“Alipay UK”) and Matrix Acquisition Corp. (“Acquisition Corp.”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 15, 2017 (the “Comment Letter”) relating to the above-referenced Definitive Additional Soliciting Materials on Schedule 14A, filed with the Commission on May 12, 2017 (the “Schedule 14A Filing”).

Copies of this response letter, along with a revised Schedule 14A Filing containing the changes contemplated by this letter, are being filed simultaneously with the Commission.

General

1.    We note your response to the first bullet point in prior comment 2 and the Department of Justice press release dated September 20, 2016 you cited as a basis for your statement. It may be inappropriate to imply that Euronet was convicted of federal money laundering violations if Euronet and its subsidiaries were not identified as defendants in this conviction. Please file corrective disclosure and refrain from making such statements in future filings.

BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

In response to this comment, we have replaced the language “Euronet and its agents have recently been imposed fines for compliance violations or convicted of federal money laundering violations in the U.S. and abroad” with “Euronet and its agents have recently been imposed fines for compliance violations.”

Any further public disclosures by Ant Financial Services Group, Alipay UK and Acquisition Corp. on this point will be consistent with the foregoing disclosure.

If you have any questions or would like to discuss any of the above responses, please do not hesitate to call me at 212-455-3675 or Ravi Purushotham at 212-455-2627 or, if more convenient, send either of us an e-mail at lmeyerson@stblaw.com or rpurushotham@stblaw.com, respectively.

Sincerely,

/s/ Lee Meyerson

Lee Meyerson

cc:	Douglas Feagin, Senior Vice President, Ant Financial Services Group
cc:	Leiming Chen, General Counsel, Ant Financial Services Group